EXHIBIT 12

Consolidated Ratio of Earnings to Fixed Charge and Preferred Dividends

	Year Ended December 31,
	2011	2010	2009	2008	2007
Excluding interest on deposits	(1.23)	1.56	3.99	4.88	3.80
Including interest on deposits	0.38	1.20	2.12	2.50	2.12

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